UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

CLEAR SECURE, INC.

(Name of Issuer)

Class A common stock, $0.00001 par value

(Title of Class of Securities)

18467V 109

(CUSIP Number)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐  Rule 13d-1(b)
☐  Rule 13d-1(c)
☒  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 18467V 109	SCHEDULE 13G	Page 2 of 5

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Delta Air Lines, Inc. - 58-0218548
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 8,277,958(1)(2)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 8,277,958(1)(2)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,277,958(1)(2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.03%(3)
12.	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Represents 8,277,958 shares of Class A common stock beneficially owned as a result of owning 8,277,958 non-voting common units of Alclear Holdings, LLC (“Common Units”) and an equal number of shares of Class C common stock of the Issuer. Shares of Class A common stock provide holders with one vote per share on all matters submitted to a vote of stockholders, as well as economic rights in the Issuer. Shares of Class C common stock have one vote per share but no economic rights in the Issuer.

(2)	Pursuant to the terms of the Exchange Agreement, dated as of June 29, 2021 by and among the Issuer, Alclear Holdings, LLC, the reporting person and the holders of Common Units and shares of Class C common stock or Class D common stock from time to time party thereto (the “Exchange Agreement”) and that certain letter agreement, dated as of June 29, 2021, by and among the Issuer, Alclear Holdings, LLC and the reporting person, Common Units held by the reporting person, together with a corresponding number of shares of Class C common stock held by the reporting person, may be exchanged for, at the option of the Issuer’s board of directors, (i) shares of Class A common stock of the Issuer on a one-for-one basis, or (ii) cash from a substantially concurrent public offering (based on the price of the Class A common stock in such public offering), subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. The exchange rights under the Exchange Agreement do not expire.

(3)	Based on (i) 74,268,466 shares of Class A common stock of the Issuer outstanding as of November 11, 2021, as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2021, filed by the Issuer with the Securities and Exchange Commission on November 15, 2021, and (ii) 8,277,958 shares of Class A common stock beneficially owned by the reporting person as a result of owning 8,277,958 Common Units and an equal number of shares of Class C common stock of the Issuer.

CUSIP NO. 18467V 109	SCHEDULE 13G	Page 3 of 5

Item 1.

(a)	Name of Issuer Clear Secure, Inc.

(b)	Address of Issuer’s Principal Executive Offices 65 East 55th Street, 17th Floor New York, NY 10022

Item 2.

(a)	Name of Person Filing Delta Air Lines, Inc.

(b)	Address of the Principal Office or, if none, residence 1030 Delta Boulevard Atlanta, GA 30320

(c)	Citizenship Delaware

(d)	Title of Class of Securities Class A common stock, $0.00001 par value per share, of Clear Secure, Inc.

(e)	CUSIP Number 18467V 109

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable

CUSIP NO. 18467V 109	SCHEDULE 13G	Page 4 of 5

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 8,277,958

(b)	Percent of class: 10.03%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 8,277,958

	(ii)	Shared power to vote or to direct the vote 0

	(iii)	Sole power to dispose or to direct the disposition of 8,277,958

	(iv)	Shared power to dispose or to direct the disposition of 0

See footnotes accompanying the table above for additional information regarding the shares and percent of class beneficially owned and reported in this Item 4.

Item 5.  Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 18467V 109	SCHEDULE 13G	Page 4 of 5

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

DELTA AIR LINES, INC.

By: /s/ Peter W. Carter
Name: Peter W. Carter
Title: Executive Vice President and
Chief Legal Officer